DC
No Act
P.E. 12-15-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE [redacted]

07043136

January 30, 2007

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/30/2007

Dennis J. Block
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

Re: The Bear Stearns Companies Inc.
Incoming letter dated December 15, 2006

Dear Mr. Block:

This is in response to your letter dated December 15, 2006 concerning the shareholder proposal submitted to Bear Stearns by Lucy M. Kessler. We also have received a letter on the proponent's behalf dated January 29, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

JAN 24 2007

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Lucy M. Kessler
7802 Woodville Road
Mt. Airy, MD 21771

PROCESSED
FEB 06 2007
THOMSON
FINANCIAL

777001

CADWALADER

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

One World Financial Center, New York, NY 10281
Tel 212 504 6000 Fax 212 504 6666
www.cadwalader.com

1934 Act/Rule 14a-8(i)(3)

December 15, 2006

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: <u>The Bear Stearns Companies Inc. Stockholder Proposal</u>

Ladies and Gentlemen:

On behalf of The Bear Stearns Companies Inc., a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the stockholder proposal described below (the "Proposal") is excluded from the Company's proxy statement for the Company's 2007 Annual Meeting of Stockholders (the "Proxy Statement"). The Annual Meeting is scheduled for on or about April 18, 2007. A copy of the Proposal is attached hereto. As required by Rule 14a-8(j), six copies of this letter, including all attachments, are enclosed.

We are also sending a copy of this letter to Ms. Lucy M. Kessler to notify her of the Company's intention to omit the Proposal from the Proxy Statement.

A. Factual Background

On November 10, 2006, the Company received a stockholder proposal from Lucy M. Kessler (the "Proponent"). The Proposal reads as follows:

> "RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement."

Dennis J. Block Tel 212 504 5555 Fax 212 504 5557 dennis.block@cwt.com

The Proponent also included a supporting statement (the "Supporting Statement"). The Proponent's full letter is attached hereto as Exhibit A.

B. Reasons for Omission

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal if the proposal or the supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Proposal is excludable under Rule 14a-8(i)(3) because it makes materially misleading statements in violation of Rule 14a-9.

1. *The Proposal Makes Materially Misleading Statements Regarding the Effect of the Proposal.*

The Proposal clearly envisions that an advisory stockholder vote on the Compensation Committee Report (the "Report") will give stockholders more "influence over pay practices," which could "help reduce excessive pay." However, pursuant to the amended executive compensation disclosure rules of Item 402 of Regulation S-K, the Report is no longer required to include disclosure of the Company's executive compensation practices and policies. Rather, pursuant to new Item 407(e)(5), the Report must state whether the Company's Compensation Committee (the "Committee") has reviewed and discussed with management the Compensation Discussion and Analysis now required by Item 402(b) (the "CD&A"), and whether based on such review and discussion, the Committee has recommended to the board of directors that such CD&A be included in the proxy statement. The Company is required to comply with these amended executive compensation disclosure rules beginning with the proxy statement to be used in connection with the Company's 2008 Annual Meeting, the first meeting during which an advisory management resolution would be sought if the Proposal is approved.

As a result of these changes, a stockholder vote on the Report would merely address the procedure of the Committee's review, discussion and recommendation, and would not demonstrate stockholder approval or disapproval of the Company's compensation practices. The Proposal is therefore materially misleading and deceptive in implying that a stockholder vote on the Report will be a referendum on executive compensation practices, a view which the Staff itself raised and endorsed in Sara Lee Corp. (September 11, 2006), which involved a stockholder proposal virtually identical to the one at hand. In Sara Lee, the Staff determined that the proposal would have been excludable as misleading under Rule 14a-8(i)(3), but noting that Item 402 of Regulation S-K was revised following the deadline for proposal submissions, permitted the stockholder to cure the misleading nature of the proposal by changing the subject of the advisory vote from the Report to the CD&A. The Staff has permitted a company to omit a proposal, however, when the proposal cited to a prior version of a statute, the amendments of which had already become effective. *See* State Street Corp. (March 1, 2005) (exclusion of entire proposal permitted because the proponent's proposal and supporting statement cited outdated sections of state law which months earlier had been reorganized into new sections by the state legislature, and such incorrect references caused the proposal to be misleading). The facts surrounding the Proposal are similar to State Street. The Company's deadline for submission of stockholder proposals under Rule 14a-8 was November 10, 2006, well after the Commission's widely publicized adoption of the revised disclosure rules on August 29, 2006. The Proposal therefore cites to the incorrect section of the proxy statements that the Company will prepare once the advisory management resolution requirement is implemented, if the Proposal is approved. As a result, the Proposal may mislead stockholders into believing that its effect will be different from the limited impact that it could achieve in reality. Accordingly, we believe that the Proposal is excludable under Rule 14a-8(i)(3).

2. *The Supporting Statement is Irrelevant to Executive Compensation and is Manipulative.*

We believe that the Proposal may be omitted from the Company's Proxy Statement pursuant to Rule 14a-8(i)(3) because a majority of the Supporting Statement is unrelated to the Proposal and the Company's stockholders may be misled as to what they are voting for. Staff Legal Bulletin No. 14B, dated September 15, 2004 ("SLB 14B"), provides that Rule 14a-8(i)(3) is a viable basis for excluding a proposal or a supporting statement where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable stockholder would be uncertain as to the matter on which she is being asked to vote." SLB 14B affirms numerous Staff determinations. *See, e.g.* Burlington Northern Santa Fe Corp. (January 31, 2001) (permitting exclusion of supporting statements involving racial and environmental policies as irrelevant to a proposal seeking stockholder approval of poison pills); Boise Cascade Corp. (January 23, 2001) (permitting exclusion of supporting statements regarding the director election process, environmental and social issues and other topics unrelated to a proposal calling for the separation of the CEO and chairman).

Although the Proposal attempts to provide the Company's stockholders with a voice over executive compensation, the Supporting Statement is little more than a list of the Company's purported corporate governance deficiencies. A majority of these alleged deficiencies are wholly irrelevant to the Proposal and its subject matter. For example, in a series of bullet points, the Proponent states that the Company does not have an independent chairman, that various directors have potential conflicts of interest, that the Company's stockholders do not have the right to call special meetings, the number of board meetings held and that directors are elected by a plurality without cumulative voting. The Proponent also alleges various independence, succession and director over-commitment concerns and provides the Company's governance ratings given by The Corporate Library. The Proponent does not make any attempt to explain how such statements and allegations relate to an advisory vote on executive compensation. In fact, these accusations do little to inform stockholders of the import of the Proposal.

In addition to being irrelevant, the Supporting Statement is manipulative and therefore falls squarely under SLB 14B because it may leave a reasonable stockholder "uncertain as to the matter on which she is being asked to vote." By stating that it is "important to take one step forward and support this proposal since our 2006 governance standards were not impeccable," the Proponent not only attempts to use the hot topic of corporate governance to encourage the Company's stockholders to support her proposal on executive compensation, but also suggests that a vote for the Proposal will help to correct the Company's alleged governance deficiencies. This suggestion is outright false and may deceive the Company's stockholders into believing that they are actually voting to address the governance issues the Proponent includes in the Supporting Statement. Supporting a proposal that provides a right to stockholders to approve of the Committee's compensation policies does not address and will not influence any of the Company's corporate governance policies or practices.

In response to recent corporate and accounting scandals, many stockholders are focusing on corporate governance issues and are supporting proposals that alter a company's governance policies and practices to ensure independence, transparency and integrity with respect to the board of directors. The mere mention of potential corporate governance issues may therefore create a negative perception of the Company and serve to incite the Company's stockholders and manipulate their votes. The Proponent should therefore not be permitted to include her unsubstantiated concerns in such a biased presentation in order to solicit votes on an unrelated proposal relating to executive compensation. If the Proponent would like any of the specific elements of the Company's governance structure to be altered, then the Proponent needs to submit a stockholder proposal that specifically addresses such elements (i.e., the separation of the chairman from the chief executive officer). We note, however, that it is too late for the Proponent to revise the Proposal to address her governance concerns or to submit additional proposals, as the Company's deadline for submission of stockholder proposals under Rule 14a-8 elapsed on November 10, 2006.

Accordingly, because the Supporting Statement is both unrelated to the Proposal and manipulative, we believe that the Proposal may properly be excluded under Rule 14a-8(i)(3).

3. *The Supporting Statement Makes Materially Misleading Statements.*

SLB 14B also provides that a proposal or supporting statement may be excluded from a proxy statement if "the company demonstrates objectively that a factual statement is materially false or misleading."

The few statements included in the Supporting Statement that are arguably related to the Proposal are misleading. The fourth line in the first bullet point provides that The Corporate Library stated a "Very High Concern" in executive pay due to the "$28 million CEO pay in one year." The Proponent does not explain the components of the payment amount or provide any other basis on which to assess such a claim. In fact, a comparison with some of the Company's "peer companies"—a concept that the Proposal seemingly advocates—would reveal that in fiscal year 2005, the CEOs of Merrill Lynch, Goldman Sachs and Lehman Brothers earned $37 million, $38.8 million and $34.5 million, respectively. By omitting this crucial information, the Proponent's factual reference to the compensation of the Company's CEO may mislead and deceive a stockholder into believing that the Company's executive compensation is excessive.

The statement alleging that two of the Company's Committee members have potential conflicts of interest is also misleading. In addition to failing to mention that the Committee also includes two additional members with whom there are no apparent concerns, the statement does not describe the alleged conflicts or how they would be checked by an advisory stockholder referendum on the Report. Without such a description, these statements may cause the Company's stockholders to resort to speculation regarding the nature and extent of such conflicts and to doubt the ability of such allegedly conflicted directors to award appropriate executive compensation. Stockholders may also believe that the Company has failed to fully inform them about the independence of the Company's directors. In fact, the Company has disclosed the potential conflicts in its 2005 proxy statement. The Company has also disclosed its determination that these two directors are independent pursuant to the rules of the New York Stock Exchange (the "NYSE"). The Proposal's omission of these significant facts therefore renders the Proposal materially misleading. Furthermore, pursuant to SLB 14B, it is objectively demonstrable, by reference to the Company's proxy statements, that these allegations are presented selectively in a way that is misleading.

Taken as a whole, the Supporting Statement is materially misleading because it focuses on various purported governance problems without supporting them with facts and fails to mention that the Company is in full compliance with all governance rules and regulations promulgated by the Commission and by the NYSE. Further, the Company's policies with respect to the election of directors and calling special meetings are in compliance with

Delaware law. The contentions suggesting otherwise constitute the core of the Supporting Statement, and we believe they would require substantial revision to bring them into compliance with the proxy rules. As stated in Staff Legal Bulletin No. 14, dated July 13, 2001 ("SLB 14"), "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." SLB 14B, in clarifying SLB 14, affirms that excluding an entire proposal due to the materially misleading character of the proposal or supporting statement remains an option. Applying this principal, the Staff in State Street concurred in excluding the entire proposal where changes would have been required in several paragraphs to cause the proposal to be no longer misleading. Here, changes ranging from insertion of additional contextual information to deletion of existing points will have to be made to cure the misleading nature of the Proposal as a whole. Rather than subjecting the Staff to such extensive editing, we believe that the appropriate remedy is to permit the exclusion of the entire Proposal pursuant to Rule 14a-8(i)(3).

4. *To be Included in the Proxy Statement, the Proposal Would Require Substantial Revision.*

Although we believe that the entire Proposal may be excluded based on the foregoing, if the Staff does not concur, then we request that the Staff direct the Proponent to substantially revise the Proposal. The proxy rules prohibit a company from soliciting by means of a proxy statement that contains any statement that is false or misleading with respect to any material fact or that omits to state any material fact necessary in order to make the statements therein not false or misleading. The Staff has consistently recognized that portions of a proposal may be revised or excluded under Rule 14a-8(i)(3). *See, e.g.* U.S. Bancorp (January 27, 2003) (excluding as misleading generalized and unsubstantiated points in supporting statement); Sysco Corp. (September 4, 2002) (excluding as misleading portions of supporting statement that were unverifiable and irrelevant to the proposal's thrust); Wal-Mart Stores (March 14, 2003) (excluding portions of supporting statement that were irrelevant or unverified, and requiring citation to factual sources for unsubstantiated claims); Mirant Corp. (January 28, 2003) (excluding unsubstantiated accusation regarding the effect of certain bonuses as inciting stockholder anger, and hence misleading); First Mariner Bancorp (March 3, 2003) (excluding as misleading a portion of the supporting statement as irrelevant and more likely to anger than to inform the stockholders). As set forth above, we believe that the majority of the points raised by the Supporting Statement are misleading in that they are either irrelevant to the Proposal, raised in an uninformative manner aimed at confusing and inciting stockholders, or both. We therefore believe that in the event that the entire Proposal may not be omitted from the Proxy Statement, the portion of the Supporting Statement beginning with "It is also important to note" through the end should be excluded pursuant to Rule 14a-8(i)(3).

C. Request

Based on the foregoing, the Company believes that it may omit the Proposal from the Proxy Statement, and we respectfully request that the Staff not recommend any enforcement action if the Proposal is omitted from the Proxy Statement. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of a written response to this letter. Please do not hesitate to contact the undersigned at (212) 504-5555. Thank you for your consideration.

Very truly yours,

Dennis J. Block

cc: Lucy M. Kessler

EXHIBIT A

[Rule 14a-8 Proposal, November 6, 2006]

3 – Shareholder Vote on Executive Pay

RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement.

The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory, will not affect any person's compensation and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

It is essential that the disclosure for this annual vote include disclosure of the percentage of total executive pay and benefits that are performance-based – meaning linked to demonstrable performance criteria measured by our company's performance compared to its peer companies.

Lucy M. Kessler, 7802 Woodville Road, Mt. Airy, MD 21771 sponsors this proposal.

The current rules governing senior executive compensation do not give stockholders enough influence over pay practices. In the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors remuneration report." Such a vote is not binding, but allows stockholders a clear voice which could help reduce excessive pay. Stockholders do not have any mechanism for providing ongoing input at our company. See "Pay Without Performance" by Lucian Bebchuk and Jesse Fried.

It is also important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm rated our company:
  - "D" in Corporate Governance.
  - "Very High Concern" in executive pay – $28 million CEO pay in one year.
  - "High" in Overall Governance Risk Assessment.

- We had no independent chairman.
- Plus our lead director, Mr. Tese, had a potential conflict of interest, was designated as an "Accelerated Vesting" director, served on 6 boards total and served on 3 boards rated D or F by The Corporate Library
- Five directors had 16 to 21 years tenure – Independence concern.
- We had no right to call a special meeting
- Our full board met only 6 times in a year.
- There were 4 insiders on our board – Independence concern.

Additionally:

- Three directors (Mr. Glickman, Mr. Tese and Mr. Novelly) had potential conflicts of interest.
- Two directors (Mr. Salerno and Mr. Tese) held 6 board seats each – Over commitment concern.
- Cumulative voting was not allowed.
- Three directors were age 71 to 79 – Succession concern.
- Our directors can be elected with one yes-vote from our 120 million shares under plurality voting.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for:

Shareholder Vote on Executive Pay
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

[redacted]

From: CFLETTERS
Sent: Tuesday, January 30, 2007 9:09 AM
To: [redacted]
Cc: [redacted]
Subject: FW: Bear Stearns Companies Inc. (BSC) #2 Shareholder Position on Company No-Action Request (Lucy Kessler)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Monday, January 29, 2007 10:23 PM
To: CFLETTERS
Cc: Kenneth L. Edlow; Elizabeth Ventura
Subject: Bear Stearns Companies Inc. (BSC) #2 Shareholder Position on Company No-Action Request (Lucy Kessler)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 29, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Bear Stearns Companies Inc. (BSC)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Shareholder Vote on Executive Pay Lucy Kessler

Ladies and Gentlemen:

This is a second response to the company December 15, 2006 no action request. It is egregious that this no action request would be forwarded to the shareholder party one month after it was forwarded to the Staff. The company letter to the Staff is dated December 15, 2006 yet it was not forwarded to the shareholder party until January 17, 2007. The complete company no action request included a 7-page letter and 3-pages for exhibits.

Furthermore the company has not responded for the explanation requested in the January 26, 2007 email included in Exhibit A below.

The Staff said in Sara Lee Corporation (September 11, 2006) in regard to permitting to a similarly worded rule 14a-8 proposals to be updated:
“Accordingly, a proposal that is revised to replace the phrase 'report of the Compensation and Employee Benefits Committee' with the phrase 'the Compensation Discussion and Analysis' may not be omitted under rule 14a-8 (i) (3) .”

Thus it appears that the Sara Lee precedent shows that the topic of this proposal is a valid rule 14a-8 topic and sets a precedent to update the text of rule 14a-8 proposals in conformance with recent rule changes. I believe that such an opportunity to update rule 14a-8 proposal text should apply to at least proposals submitted for the 2007 proxy season most of which were required to already be submitted and were thus submitted within 3-months of the Sara Lee definitive proxy date of September 22, 2006.

In discussing Rule 14a-8 (i) (3) SLB 14B states:
"We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily."

Like Sara Lee this rule 14a-8 proposal should thus be allowed to conform to the new disclosure rules because the change is minor in nature and does not alter the substance of the proposal.

The company seems to incorrectly suggest that in drafting a rule 14a-8 proposal a shareholder should be as currently informed on company executive compensation disclosure rules as a company securities lawyer.

The company does not claim that the significance of Sara Lee Corporation (September 11, 2006) was widely reported. The company does not claim that one proxy season has elapsed since the new CD&A reporting requirement.

The company does not claim that the proponent of the Sara Lee rule 14a-8 proposal was given any special consideration because it was a small entity that does not regularly retain attorneys.

The company does not claim that ³only² prefaced this text in Sara Lee Corporation (September 11, 2006) : ³because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis.²

Excluding this topic by disallowing an update of five words would seem to be counter to the increasing interest of the Securities and Exchange Commission in addressing excessive executive pay as highlighted in this article, ³SEC puts bosses' pay in spotlight,² which includes a quote by SEC Chairman Christopher Cox:

³SEC puts bosses' pay in spotlight
³10 Jan 2007
³Compensation & Benefits. CSR & Governance.
Investors in American corporations are to get a much clearer idea of the sorts of rewards being lavished on top executives, and whether they are worth it, under new disclosure rules.

³The pay and perks of America's top executives are to come under much closer scrutiny following the agreement of new rules by the Securities and Exchange Commission.

³The new system of disclosure is expected to show more clearly, and in much greater detail, what sort of compensation, salaries and bonuses senior executives in listed companies are taking home.

³The scorecard disclosures, outlined in annual reports and proxy statements, will come closer than ever to a full accounting of total compensation for companies' top two executives and the next three highest-paid executives, said the Associated Press.

³ ŒThe new disclosure requirements will be easier for companies to prepare and for investors to understand,¹ said SEC Chairman Christopher Cox.

³ ŒThe SEC, in a very short amount of time for a regulator, has pushed through very sweeping pay disclosures that, for

the first time, will give investors a very clear picture of CEO pay,' added Amy Borrus, deputy director of the Council of Institutional Investors. ŒThe big picture is a very big win for investors.'

³Investors wondering whether top executives are earning their pay have always been able to look for evidence in annual reports and proxies but key parts of this information often were buried in footnotes. Š²

The full text of the Sara Lee Staff Response Letter is:
September 11, 2006
Response of the Office of Chief Counsel Division of Corporation Finance
Re: Sara Lee Corporation Incoming letter dated June 29, 2006 The proposal urges the board to adopt a policy that stockholders be given the opportunity at each annual meeting to vote on an advisory resolution to approve the report of the Compensation and Employee Benefits Committee.

There appears to be some basis for your view that the proposal may be materially false or misleading under rule 14a-8 (i) (3) . In arriving at this position, we note that the Board's Compensation Committee Report will no longer be required to include a discussion of the compensation committee's "policies applicable to the registrant's executive officers" (as required previously under Item 402 (k) (1) of Regulation S-K) and, instead, will be required to state whether: (a) the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management; and (b) based on the review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and, as applicable, the company's proxy or information statement. The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis. However, because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis. Accordingly, a proposal that is revised to replace the phrase "report of the Compensation and Employee Benefits Committee" with the phrase "the Compensation Discussion and Analysis" may not be omitted under rule 14a-8 (i) (3) .

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8 (i) (2) . Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8 (i) (2) .

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8 (i) (7) . Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8 (i) (7) .

Sincerely,

/s/

Ted Yu
Special Counsel

In regard to the company argument on the Supporting Statement:
Supporting statements, with information that show that this proposal is consistent with other efforts to improve the corporate governance of the company, are relevant to this proposal. Additional evidence of lack of accountability at the company is also relevant to this proposal because this proposal is attempting to increase company accountability.

In other words, the more things that are broken at the company, the more important it is to fix the one item at hand now.

Companies have often validated this very method of argument in their management position statements in response to rule 14a-8 proposals. For instance, in opposing a specific shareholder proposal, it is well-known that companies will often elaborate on a list of existing good governance practices, unrelated to the proposal at hand, that supposedly water down the need to make the one change called for in the rule 14a-8 proposal.

The company is in effect demanding that only companies be able to cite the quality level of a list of corporate governance practices to support their position on the rule 14a-8 proposal topic.

Thus the proponent should not be denied the opportunity to express the category of argument regarding the overall quality level of a list of corporate governance practices, and that the company needs to start improvement by adopting this one proposal in the right direction.

In PACCAR Inc. (December 27, 2004) text regarding additional defects in the company corporate governance, which was argued to be irrelevant by the company, did not receive Staff concurrence for exclusion. The company does not cite any case involving the undersigned where PACCAR has been reversed.
The PACCAR precedent was also cited in Hewlett-Packard Co. (December 21, 2006) :
(Abstract) ...A shareholder proposal, which would amend this company's by-laws or charter to require this company's board of directors to redeem any future or current poison pill unless it is submitted to a shareholder vote as soon as practicable, may not be omitted from the company's proxy material under rule 14a-8 (i) (3) or (i) (10) .

For the above reasons it is respectfully requested that concurrence not be granted to the company. And if necessary an opportunity be granted to make revisions[2] as in Sara Lee Corporation (September 11, 2006) and in accordance with SLB 14B. In the Sara Lee precedent, the proponent did not even ask for the opportunity [3]to make revisions[2] in accordance with SLB 14B, yet the proponent was granted the opportunity.

It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Lucy Kessler
Kenneth L. Edlow <kedlow@bear.com>
Corporate Secretary
Elizabeth Ventura <eventura@bear.com>

Exhibit A
------ Forwarded Message
From: J <olmsted7p@earthlink.net>
Date: Fri, 26 Jan 2007 23:08:09 -0800
To: "Kenneth L. Edlow" <kedlow@bear.com>
Cc: "CFLETTERS@SEC.GOV" <CFLETTERS@SEC.GOV>
Subject: Re Bear Stearns Companies Inc. (BSC) Shareholder Position on Company No-Action Request (Lucy Kessler)

Mr. Kenneth L. Edlow
Corporate Secretary
Bear Stearns Companies Inc. (BSC)
383 Madison Ave
New York NY 10179
Phone: 212 272-2000
Phone: 212-272-9251
Fax: 212 272-4785

Mr. Edlow,
Please confirm by email on January 29, 2007 that the 10-page December 15, 2006 no action request forwarded to me one-month late (January 17, 2007) is the entire Bear Stearns no action submission. Please advise the reason for the one-month delay.
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Lucy Kessler

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 30, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Bear Stearns Companies Inc.
Incoming letter dated December 15, 2006

The proposal asks the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory management resolution to approve the report of the Compensation Committee in the proxy statement.

There appears to be some basis for your view that Bear Stearns may exclude the proposal under rule 14a-8(i)(3), as materially false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Bear Stearns omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Greg Belliston

Gregory S. Belliston
Attorney-Adviser